UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___December 2004___	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated December 2, 2004

2.

News Release dated December 8, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  January 27, 2005                             Signed: /s/ Mark O’Dea

                                                                                   Mark O’Dea,

                         President and CEO

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE   04-35

                                                      FRG –Toronto Stock Exchange

December 2, 2004

FRONTEER INTERSECTS 12.23 G/T GOLD OVER 39.4 METRES ON FIRST HOLE OF CURRENT DRILL PROGRAM AT KIRAZLI PROPERTY

Fronteer (FRG – TSX) is pleased to announce that is has intersected significant oxide gold mineralization in its first drill hole on the Kirazli Project in western Turkey.

Diamond Drill Hole KD-01 intersected a high grade zone of 44.01 g/t gold over 9.1 metres followed by an additional zone of 2.69 g/t gold over 30.3 metres, for a total intercept of 12.23 g/t gold over 39.4 metres.  Using a cut-off of 0.5 g/t gold, the hole contains an overall intercept of 4.54 g/t gold over 115.7 metres.  The drill hole bottomed in gold mineralization at a depth of 223 metres.  All high grade assays are uncut.

KD-01 was a confirmation hole designed to test the width and grade of a previously intersected high grade zone on the property.  Fronteer’s diamond drill results are comparable to historic reverse circulation intervals.

Kirazli Hole KD-01

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)
KD-01	43.30	159.00	115.7	4.54
inc.	43.30	82.70	39.4	12.23
inc.	43.30	52.40	9.1	44.01
inc.	52.4	82.70	30.3	2.69
KD-01	214.30	223.00	8.7	1.55

KD-01 is Fronteer’s first hole of a 3,000 metre diamond drill campaign on the Kirazli property, which will continue through 2005 (see Fronteer’s website for further details, including detailed assay results).

KD-01 was drilled at -60 degrees and the geometry of the hosting structures are interpreted to have a sub-vertical component.  At present there is insufficient data available to determine the true width of the gold intervals.

The Kirazli Property is under option to Fronteer from Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S.’s (“Teck Cominco”).

Fronteer is a Discovery-Stage exploration company with active exploration programs focused on gold in Western Turkey and on gold and uranium-copper deposits in Canada.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Dr Rick Valenta P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

December 8, 2004

FRONTEER AND ALTIUS ADVANCE EIGHT LARGE URANIUM TARGETS IN LABRADOR, CANADA

Fronteer Development Group (FRG-TSX / FTDGF-OTC) and Altius Minerals Corporation (ALS-TSX.V) are pleased to announce that they have identified widespread surface mineralization in eight target areas on their properties in the Central Mineral Belt of Labrador, Canada.

The 2004 exploration program involved a 13,000 line kilometer airborne magnetic and radiometric survey, followed by four weeks of geological mapping, prospecting, and the collection of 350 rock samples and 265 soil samples. Rock samples assayed up to 13.33% U3O8, and returned an average grade of 0.20% U3O8.

The exploration program confirmed widespread uranium mineralization, in association with radiometric anomalies identified from the airborne survey. The program identified Otter Lake, Jacque’s Lake, Burnt Brook and Birch Brook, as project areas with high exploration potential.  None of these areas have been drill tested.

The program also examined the Michelin, Post Hill, White Bear Lake and Melody Hill project areas. These areas have all seen previous exploration work which identified several deposits in the Michelin and Post Hill areas that have historical resource estimates. Fronteer and Altius believe that each of these areas exhibit excellent potential for further uranium discoveries.

The eastern part of the Central Mineral Belt is a uranium-rich example of an Iron-Oxide-Copper-Gold District with potential for large tonnage, breccia-style uranium deposits. Please follow the link to our detailed map or use the copy the following URL into your browser: http://www.fronteergroup.com/i/ir/labradorProjectAreas.jpg

Sample highlights and descriptions of the eight project areas are listed below:

Otter Lake

The project area is situated around the largest radiometric anomaly in the district. The Otter Lake anomaly is a strong circular feature with an area covering 4 square kilometres.  Rock samples were collected over several mineralized zones and have returned some exceptional uranium values. This project area has never been drilled.  Sample highlights include:

•

4.36% U3O8 , 0.62 g/t gold, 80.4 g/t silver, 0.63 g/t palladium and 4.0% lead from grab sample of brecciated volcanic rock

•

2.02% U3O8 over a 1.0 metre chip sample

•

0.55% U3O8, 0.42 g/t gold and 87.6 g/t silver from grab sample of brecciated volcanic rock

•

0.54% U3O8 average grade of the 65 radiometric rock samples assayed

Jacque’s Lake

The project area includes the second largest radiometric anomaly in the district. The Jacque’s Lake anomaly has a strike length of 5,000 metres, and a width of up to 500 metres. It is defined on the ground by mineralized boulders and limited mineralized outcrop, which may reflect a corridor of underlying in-situ uranium mineralization.  Targets in this area have never been drilled.  Sample highlights are as follows:

•

0.40% U3O8 was the maximum value returned

•

0.10% U3O8 was the average grade of the 54 rock samples assayed

•

170 boulders were measured with radiometric readings in the range 1,000 to 15,000 counts per second along a strike length of five kilometres

Burnt Brook

The project area encompasses a circular anomaly measuring 500 metres in diameter, and corresponds with widespread uranium mineralization in outcrop, and large, locally derived, uranium-copper bearing boulders.  Targets in this area have never been drilled.  Sample highlights include:

•

0.54% U3O8  was the maximum value returned

•

0.14% U3O8  was the average grade of the 18 samples assayed

•

0.15% U3O8 over 1.4 metre chip sample

Birch Brook

The project area features linear radiometric anomalies that occur over a distance of approximately 1,800 metres, and correspond to uranium mineralization in bedrock.  Targets in this area have never been drilled. Results of sampling include:

•

13.3% U3O8  was the maximum value returned and included  0.42% copper and 2.8% lead

•

0.79% U3O8  was the average grade of the 11 samples assayed

Michelin

The Michelin deposit has seen partial underground development and a historic resource defined by approximately 300 drill holes over a strike length of 1,000 metres. Mineralization is open below a depth of 150 metres. This project area includes:

•

A historical resource of 6.4 million tonnes @ 0.13% U3O8.

•

The Rainbow deposit which has a historical resource of 0.27 million tonnes @ 0.10% U3O8, and lies 2,500 metres southwest of the Michelin deposit

Post Hill

The Post Hill Belt includes three small deposits with historically defined resources including

•

Nash Lake historical resource of 0.23 million tonnes  @ 0.22% U3O8,

•

Inda Lake historical resource of 0.50 million tonnes  @ 0.16% U3O8

•

Gear Lake also includes a small defined historic resource

Melody Hill

Melody Hill features a high-grade boulder train that seem to end in nearby Melody Lake

•

Samples assayed up to 28.2% U3O8 from the boulder train.

•

A historic drill hole from this target area returned 0.14% U3O8 over 6.0 metres

White Bear Lake

Several uranium prospects including one with a modest, near surface resource define this project.

The potential for exploration near known uranium deposits is being evaluated using models constructed from historical drill information. Compilation of previous work and analytical results continues, and will be reported in future releases on a project area basis. Future releases will also include details of planned exploration activities for 2005.

Fronteer and Altius are equal partners in the Central Mineral Belt with mineral claims covering an area of 200,000 acres (780 square kilometres).

Fronteer is a Discovery-Stage exploration company with active exploration programs in Canada and Western Turkey, focused on gold and uranium deposits.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677

info@fronteergroup.com

Richard Hall Ph.D, P.Eng, is the Qualified Person for Fronteer on this project.  Uranium resources referred to for the Post Hill, Michelin, and other deposits are historical in nature, and were estimated prior to NI 43-101.  Fronteer has not undertaken an independent investigation of the resource estimate or independently analyzed the results of the previous exploration work in order to verify the classification of the resources, and therefore the historical estimates should not be relied upon.  Fronteer believes these historical estimates provide a conceptual indication of the potential of the property and are relevant to ongoing exploration.  Samples were analyzed by ALS Chemex and also Saskatchewan Research Council.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

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